SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934 [Fee Waived]

For the Fiscal Year Ended December 31, 2004

Commission File Number 0-1928

Full Title of the Plan:

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

Name of Issuer of the Securities Held Pursuant to the Plan
and the Address of its Principal Executive Office:

THE AES CORPORATION

4300 Wilson Boulevard
Arlington, VA 22203

The AES Corporation
Profit Sharing And
Stock Ownership Plan

Financial Statements for the Years Ended December 31,
2004 and 2003, Supplemental Schedules for the
Year Ended December 31, 2004, and
Report of Independent Registered Public Accounting Firm

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

Schedules required by the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees and Participants of The AES Corporation
Profit Sharing and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of The AES Corporation Profit Sharing and Stock Ownership Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2004 financial statements taken as a whole.

DELOITTE & TOUCHE LLP

McLean, VA

June 27, 2005

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Cash	$112,157	$887,721
Participant-directed investments	76,784,041	65,207,840
Non Participant-directed investments (Note 4)	197,680,305	138,451,512
Total cash and investments	274,576,503	204,547,073
Receivables:
Participant contributions	867,502	667,814
Employer contributions	12,013,180	9,913,392
Receivables for securities sold	291,713	211,619
Total receivables	13,172,395	10,792,825
NET ASSETS AVAILABLE FOR BENEFITS	$287,748,898	$215,339,898

See notes to financial statements.

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS :
Contributions:
Participant	$8,737,226	$8,508,413
Employer	15,033,546	14,236,477
Total contributions	23,770,772	22,744,890
Investment income:
Net appreciation in fair value of investments	65,856,401	106,813,244
Interest and dividends	2,615,149	2,705,312
Total investment income	68,471,550	109,518,556
Total additions	92,242,322	132,263,446
DEDUCTIONS:
Benefits paid to participants	(19,833,322)	(14,684,651)
INCREASE IN NET ASSETS	72,409,000	117,578,795
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	215,339,898	97,761,103
End of year	$287,748,898	$215,339,898

See notes to financial statements.

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1.   PLAN DESCRIPTION

The AES Corporation Profit Sharing and Stock Ownership Plan (the “Plan”) was established on April 1, 1989, as the successor plan to the Applied Energy Services, Inc. Employee Profit Sharing Plan, the Applied Energy Services, Inc. Employee Stock Ownership Plan, The AES Deepwater Division Employee Profit Sharing Plan, The AES Beaver Valley Division Employee Profit Sharing Plan, and the BV Partners Employee Profit Sharing Plan.

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan that covers all regularly scheduled full-time and part-time employees of The AES Corporation (the “Company” or “AES”) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Participants may make pre-tax contributions to the Plan up to an annual maximum determined by the Internal Revenue Service, or 20% of a participant’s salary. Participants may also make after-tax contributions to the Plan. During 2004 and 2003, the Company matched participant pre-tax and after-tax contributions up to 5.0% of each participant’s compensation, as defined by the Plan. Matching contributions made by the Company are paid in common stock of The AES Corporation.

In addition, unless otherwise provided under the Plan, the Company may make profit sharing contributions to the Plan that are allocated to a participant’s account on the basis of the participant’s compensation, as defined by the Plan. Profit-sharing contributions are made in the Company’s common stock. During 2004 and 2003, the Company contributed 10.5% and 10.0%, respectively, of compensation as profit sharing allocations.

Participant Accounts—Each participant’s account is credited with the participant’s and the employer’s contributions and an allocation of the Plan’s earnings or losses. The allocation of earnings or losses is based on the balance of each investment type in the participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investments—The Plan is intended to constitute a Section 404(c) plan within the meaning of ERISA Section 404(c) and the regulations issued thereunder. These regulations provide relief from certain fiduciary liability to fiduciaries of individual account plans that (i) provide participants a broad range of investment alternatives, and (ii) allow participants to exercise independent control over the investment of the assets in their individual accounts.

Under the terms of the Plan, participants can choose to invest their contributions in common stock of The AES Corporation, and various money market and mutual funds. Participants also have the option of establishing a self-directed account which is invested pursuant to the participant’s instructions. Company contributions are automatically invested in The AES Corporation common stock.

Vesting—Participants are immediately vested in their pre-tax, after-tax and matching contributions including earnings thereon. Vesting in employer profit sharing contributions is based on years of continuous service. A participant vests 20% per year and is fully vested after five years of credited service.

Participant Loans—Participants may obtain up to three loans from the Plan in aggregate amounts up to the lesser of (a) $50,000 or (b) 50% of the participant’s vested account balance. The loans are collateralized by the balance in the participant’s account and bear a fixed interest rate, based on the federal prime lending rate plus 1/2%, determined at the commencement of the loan. Interest on all loans is allocated to the participant’s account from which the loan was funded. Principal and interest are paid ratably through payroll deductions. Interest rates on outstanding loans as of December 31, 2004, ranged from 4.5% to 10.5% with maturities ranging from 2004 to 2014.

Payment of Benefits—On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount in common stock of The AES Corporation, cash or a combination of both equal to the value of the participant’s vested interest in his or her account, or annual installments over a period not to exceed 20 years. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeitures—At December 31, 2004 and 2003, forfeited nonvested accounts totaled $112,004 and $1,261,910, respectively. Forfeitures are applied to reduce future Company contributions. During the year ended December 31, 2004, employer contributions were reduced by $1,777,604 from forfeited nonvested amounts.

Administration—The Plan is administered by an Administrative Committee appointed by the Board of Directors of the Company. Merrill Lynch Trust Company (“Merrill Lynch”) is the Plan Trustee.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Reclassifications—Certain reclassifications have been made to prior period amounts to conform to the current presentation. The accompanying Statement of Net Assets Available for Benefits as of December 31, 2003 reflects a reclassification of receivables from cash. This reclassification is to properly classify receivables relating to the sale of securities.

Valuation of Investments—The Plan’s investments are stated at fair value. All money market and other mutual funds are stated at their quoted market prices which represent the net asset value of shares held by the Plan at December 31, 2004 and 2003. All participant loans are valued at the outstanding loan balances.

The Company’s stock is traded on the New York Stock Exchange (“NYSE”). The Plan’s investment in the Company’s stock is stated at quoted market value. At December 31, 2004 and 2003, the quoted market value of the Company’s common stock was $13.67 and $9.44 per share, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the amounts reported in the statements of net assets available for benefits. The Plan has approximately $197 million in Plan sponsor’s stock. The plan is exposed to concentration risk that could be mitigated through diversification.

Administrative Expenses—Administrative, legal, and other expenses of the Plan are paid by the Company.

3.    INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2004 and 2003 are as follows:

	2004		2003
The AES Corporation common stock	$197,680,305	*	$138,451,512	*
Merrill Lynch Retirement Preservation Fund	$16,526,026		$14,589,065

*                    Non participant-directed

The Plan’s investments (including investments bought and sold, as well as held during the period) appreciated (depreciated) in value as follows:

	2004	2003
The AES Corporation common stock	$62,714,537	$98,614,977
Merrill Lynch Equity Trust Fund	680,835	(77,148)
Mutual funds	2,461,029	8,275,415
Net appreciation in fair value of investments	$65,856,401	$106,813,244

4.   NON PARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to The AES Corporation common stock as of December 31, 2004 and 2003, and for the years then ended is as follows:

	2004		2003
ASSETS:
Common Stock—The AES Corporation	$197,680,305		$138,451,512
Employer Contribution Receivable	12,013,180		9,913,392
Net assets available for benefits	$209,693,485		$148,364,904
CHANGES IN NET ASSETS:
Net appreciation	$62,714,537		$98,614,977
Interest	159,154		55,083
Employer contributions	15,033,546		14,236,477
Participant contributions	3,221,712		794,315
Benefits paid to participants	(10,971,662)		(5,050,949)
Transfers to participant-directed investments	(8,828,706)		(4,568,689)
Net change	61,328,581		104,081,214
Common stock—The AES Corporation, beginning of year	148,364,904	(1)	44,283,690	(1)
Common stock—The AES Corporation, end of year	$209,693,485	(1)	$148,364,904	(1)

(1)          Includes the value of the AES Common stock distribution to the Plan subsequent to year-end to satisfy the employer contribution.

6.   EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. At December 31, 2004 and 2003, the Plan held 14,460,885 and 14,666,473 shares, respectively, of common stock of The AES Corporation, the sponsoring employer, with a cost basis of $99,558,305 and $93,769,618, respectively.

7.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

8.   TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service on May 18, 2004. The Company believes that the Plan, as designed and in operation, is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.   SUBSEQUENT EVENTS

Effective April 2005, the Plan adopted an amendment to change the Plan name from The AES Corporation Profit Sharing & Stock Ownership Plan to The AES Corporation Retirement Savings Plan.

In March 2005, the Company acquired SeaWest Holdings Inc. (“SeaWest”). As a result of the acquisition, the SeaWest 401 (k) plan will be merged into the Plan in the third quarter of 2005 and participant account balances of approximately $5 million are expected to be rolled over to the Plan.

* * * * * *

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Cash			$112,157
*	The AES Corporation	Common stock, 14,460,885 shares	$99,558,305	197,680,305
*	Merrill Lynch	Retirement Preservation Trust Fund, 16,526,026 shares	**	16,526,026
*	Merrill Lynch	Fundamental Growth Fund, 378,144 shares	**	6,685,580
*	Merrill Lynch	Global Allocation Fund, 288,956 shares	**	4,770,671
*	Merrill Lynch	U.S. Government Mortgage Fund I, 269,898 shares	**	2,771,850
*	Merrill Lynch	Balanced Capital Fund Class I, 118,501 shares	**	3,165,157
*	Merrill Lynch	Basic Value Fund Class I, 274,333 shares	**	8,729,266
*	Merrill Lynch	Equity Index Trust Fund I, 82,384 shares	**	7,323,976
*	Merrill Lynch	Global Small Cap Fund Class I, 41,682 shares	**	981,603
	Franklin	Small Mid Cap Growth Fund A, 18,763 shares	**	640,931
	ING	International Value Fund Class A, 150,057 shares	**	2,648,503
	Pimco	Total Return Fund Class A, 369,259 shares	**	3,939,990
	Pimco	Renaissance Fund Class A, 94,873 shares	**	2,525,521
	State Street	Research Emerging Growth Fund, 97,749 shares	**	1,326,453
	State Street	Aurora Fund, 69,423 shares	**	2,810,253
	Self Direct Investments			5,987,523
*	Participant loans	Interest (4.5%-10.5%)	**	5,950,738
	TOTAL			$274,576,503

*       Transactions in these investments are considered to be exempt party-in-interest transactions under Department of Labor regulations.

**     Cost information is not required for participant-directed investments and therefore, is not included.

THE AES CORPORATION PROFIT SHARING AND

STOCK OWNERSHIP PLAN

SCHEDULE H, PART IV, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

(a)	(b)	(c)	(d)	(g)	(h)	(i)

Identity of	Description	Purchase	Selling	Cost of	Current Value of Asset	Net
Party Involved	of Asset	Price	Price	Asset	on Transaction Date	Gain/(Loss)
The AES Corporation	Common stock	$17,443,787	$—	$17,443,787	$17,443,787	$—
The AES Corporation	Common stock	$—	$14,020,672	$9,992,449	$14,020,672	$4,028,223

NOTE:   The items listed above represent all transactions or series of transactions that are reportable under Section 2520.103-6, as amended, of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE AES CORPORATION
	BY:	/s/ BARRY J. SHARP
Barry J. Sharp Executive Vice President and Chief Financial Officer
Date: June 28, 2005

EXHIBIT INDEX

PAGE
EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm	12
EXHIBIT 99.1
Certification of Periodic Financial Reports	13